Exhibit 99.1

Kingsoft Cloud Announces Unaudited Third Quarter 2020 Financial Results

BEIJING, CHINA, November 18, 2020 — Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC), a leading independent cloud service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third quarter 2020 Financial Highlights

•	Total revenues were RMB1,728.8 million (US$[1]254.6 million) in the third quarter of 2020, representing an increase of 72.6% year-over-year.

•	Gross profit was RMB112.9 million (US$16.6 million) or 6.5% gross margin in the third quarter of 2020, compared with RMB18.7 million or 1.9% gross margin in the third quarter of 2019.

•

Non-GAAP gross profit[2], was RMB114.8 million (US$16.9 million) or 6.6% Non-GAAP gross margin in the third quarter of 2020, compared with RMB20.6 million or 2.1% Non-GAAP gross margin in the third quarter of 2019.

•

Net loss was RMB105.3 million (US$15.5 million) or -6.1% net loss margin in the third quarter of 2020, compared with net loss of RMB350.6 million or net loss margin of -35.0% in the third quarter of 2019. The profitability and margin have been improving on both year-over-year and sequential basis.

•

Non-GAAP EBITDA[3], was RMB-26.3 million (US$-3.9 million) or -1.5% Non-GAAP EBITDA margin in the third quarter of 2020, compared with RMB-102.0 million or -10.2% Non-GAAP EBITDA margin in the third quarter of 2019.

Mr. Yulin Wang, Chief Executive Officer of Kingsoft Cloud, commented, “We delivered another solid quarter of operational and financial results for the third quarter of 2020. Our total revenues increase by 72.6% year-over-year to RMB1,728.8 million. While we experienced strong demand from many existing clients, we also saw the resumption of a number of enterprise cloud projects that had been delayed due to COVID-19. In light of the ongoing digital transformation trends and the increasingly rapid roll out of enterprise cloud projects across the country, we will continue to invest in technology and expand our reach into select industries so that we can take advantage of the numerous growth opportunities around cloud computing that lie ahead.”

[1]

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Non-GAAP gross profit is defined as gross profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

[3]

Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and Non-GAAP net loss is defined as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. Non-GAAP EBITDA margin is defined as Non-GAAP EBITDA as a percentage of revenues. See “Reconciliation of GAAP and Non-GAAP results” set forth at the end of this press release.

Mr. Henry He, Chief Financial Officer of Kingsoft Cloud added that “We are pleased to observe accelerated year-over-year revenue growth and improving bottom line performance. Our total revenues during the quarter came in at the mid-to-top end of the previous guidance, at RMB 1,728.8 million. It represents accelerated year-over-year growth of 72.6%, which makes us one of the fastest growing major players in the industry. Enterprise cloud services revenues reached RMB409.1 million, representing an increase of 257.3% year-over-year and 66.2% sequentially. It contributed 23.7% of total revenues this quarter, compared with 11.4% in the same period last year. Our adjusted EBITDA margin increased to -1.5% this quarter from -10.2% in the same period last year, representing an improvement of 8.7 percentage points. It has now steadily improved for nine consecutive quarters.”

Third quarter 2020 Financial Results

Total Revenues reached RMB1,728.8 million (US$254.6 million), representing an increase of 72.6% from RMB1,001.8 million in the same period of 2019. The increases were primarily due to the growth in both public cloud services and enterprise cloud services for our premium customers.

•	Revenues from public cloud services were RMB1,309.7 million (US$192.9 million), representing an increase of 48.1% from RMB884.5 million in the same period of 2019.

•	Revenues from enterprise cloud services were RMB409.1 million (US$60.2 million), representing an increase of 257.3% from RMB114.5 million in the same period of 2019.

•	Other revenues were RMB10.0 million (US$1.5 million).

Cost of revenues was RMB1,615.9 million (US$238.0 million), representing an increase of 64.4% from RMB983.0 million in the same period of 2019, primarily attributable to the rapid growth of our business. IDC costs increased by 51.2% to RMB1,060.1 million (US$156.1 million) from 701.3 million in the same period of 2019. The increase in IDC costs was in line with the Company’s expanding business and was partially offset by improved efficiency and utilization of bandwidth. IDC costs as a percentage of total revenues decreased from 70.0% during the same period of last year to 61.3% in the third quarter of 2020. Depreciation and amortization costs remained stable at RMB156.5 million (US$23.0 million), compared with RMB153.6 million in the same period of 2019. We review the useful lives of equipment on an ongoing basis, and effective July 1, 2020 we changed our estimate of the useful life for our certain electronic equipment from three to four years. The longer useful life is due to increasing purchase of high-end equipment, continuous improvements in our software and enhancements in our capability of operation.

Gross profit was RMB112.9 million (US$16.6 million), compared to RMB18.7 million in the same period in 2019. Gross margin was 6.5%, representing an increase of 4.6 percentage points from 1.9% in the same period in 2019.

Non-GAAP gross profit was RMB114.8 million (US$16.9 million), compared to RMB20.6 million in the same period in 2019. Non-GAAP gross margin was 6.6%, representing an increase of 4.5 percentage points from 2.1% in the same period in 2019. The increase was primarily due to our continued leverage on economies of scale and the costs savings.

Selling and marketing expenses were RMB96.8 million (US$14.3 million), representing an increase of 10.9% from RMB87.3 million in the same period in 2019, mainly due to the increase in share-based compensation expenses, as well as the salaries and welfare of selling and marketing personnel.

General and administrative expenses were RMB91.3 million (US$13.5 million), an increase of 64.5% from RMB55.5 million in the same period in 2019, mainly due to the increase in expenses for legal, accounting and other administrative and compliance affairs, as well as the share-based compensation expenses.

Research and development expenses were RMB167.6 million (US$24.7 million), an increase of 7.5% from RMB155.9 million in the same period in 2019, primarily due to the increase in share-based compensation expenses.

Operating loss was RMB242.8 million (US$35.8 million), compared with RMB279.9 million in the same quarter of 2019.

Net loss was RMB105.3 million (US$15.5 million), compared with RMB350.6 million in the same quarter of 2019.

Non-GAAP net loss was RMB169.1 million (US$24.9 million), compared with RMB241.9 million in the same quarter of 2019. The Non-GAAP net loss margin increased to -9.8% from -24.2% in the same quarter of 2019. The profitability and margin have been improving on both year-over-year and sequential basis.

Non-GAAP EBITDA was RMB-26.3 million (US$-3.9 million), compared with RMB-102.0 million in the same quarter of 2019. Non-GAAP EBITDA margin was -1.5%, compared to -10.2% in the same quarter of 2019. The steady increase of Non-GAAP EBITDA margin was due to the revenue growth and operating leverage.

Basic and diluted net loss per share was RMB0.03 (US$0.00), compared with RMB0.39 in the same quarter of 2019.

Cash and cash equivalents and short-term investments were RMB6,796.9 million (US$1,001.1 million) as of September 30, 2020, compared to RMB2,248.7 million as of December 31, 2019. The increase was primarily driven by the net proceeds received from IPO in May and follow up offering in September, as well as the improving profitability.

Outstanding ordinary shares were 3,270,266,493 as of September 30, 2020, equivalent to about 218,017,766 ADSs.

Business Outlook

For the fourth quarter of 2020, the Company expects total revenues to be between RMB1.88 billion and RMB1.95 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Wednesday, November 18, 2020 at 7:00 am, U.S. Eastern Time (8:00 pm, Beijing/Hong Kong Time on the same day) to discuss the financial results.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/5847057. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your registrant ID, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. U.S. Eastern Time, November 26, 2020. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Mainland China Toll Free: 800-870-0206

Hong Kong Toll Free: 800-963-117

Conference ID: 5847057

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ksyun.com/.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross (loss) profit, Non-GAAP gross margin, Non-GAAP EBITDA and Non-GAAP EDITDA margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross (loss) profit as gross (loss) profit excluding share-based compensation allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation, foreign exchange (gain) loss, changes in fair value of financial instruments and other (income) expense, net. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.7896 to US$1.00, the noon buying rate in effect on September 30, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Kingsoft Cloud’s business operations and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud, enterprise cloud and AIoT cloud services.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	December 31, 2019	Sep 30, 2020	Sep 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,023,263	3,866,503	569,474
Accounts receivable, net	1,347,481	2,027,606	298,634
Short-term investments	225,425	2,930,435	431,606
Prepayments and other assets	421,938	553,324	81,496
Amounts due from related parties	131,632	127,070	18,715

Total current assets	4,149,739	9,504,938	1,399,925

Non-current assets:
Property and equipment, net	1,720,974	1,935,358	285,047
Intangible assets, net	7,428	19,696	2,901
Prepayments and other assets	36,468	59,495	8,763
Equity investments	114,876	117,081	17,244
Amounts due from related parties	2,336	5,758	848
Operating lease right-of-use assets	—	276,452	40,717

Total non-current assets	1,882,082	2,413,840	355,520

Total assets	6,031,821	11,918,778	1,755,445

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	1,254,589	1,992,053	293,398
Accrued expenses and other current liabilities	949,213	717,739	105,712
Short-term bank loans	—	278,488	41,017
Long-term bank loan, current portion	100,000	124,351	18,315
Income tax payable	11,930	20,156	2,969
Amounts due to related parties	104,259	120,154	17,697
Current operating lease liabilities	—	66,287	9,763

Total current liabilities	2,419,991	3,319,228	488,871

Non-current liabilities
Long-term bank loan	74,351	—	—
Deferred tax liabilities	206	74	11
Other liabilities	—	41,799	6,156
Non-current operating lease liabilities	—	209,189	30,810

Total non-current liabilities	74,557	251,062	36,977

Total liabilities	2,494,548	3,570,290	525,848

Mezzanine equity:
Series B convertible preferred shares	337,268	—	—
Series C redeemable convertible preferred shares	1,043,147	—	—
Series D redeemable convertible preferred shares	5,965,273	—	—
Series D+ redeemable convertible preferred shares	388,844	—	—

Total mezzanine equity	7,734,532	—	—

Shareholders’ (deficit) equity:
Series A convertible preferred shares	123,186	—	—
Ordinary shares	5,558	22,343	3,291
Additional paid-in capital	91,746	13,826,068	2,036,357
Accumulated deficit	(4,902,097)	(5,759,144)	(848,230)
Accumulated other comprehensive income	484,348	259,214	38,178

Total Kingsoft Cloud Holdings Limited shareholders’ (deficit) equity	(4,197,259)	8,348,481	1,229,596
Noncontrolling interests	—	7	1

Total (deficit) equity	(4,197,259)	8,348,488	1,229,597

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	6,031,821	11,918,778	1,755,445

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended					Nine Months Ended
	Sep 30, 2019	March 31, 2020	Jun 30, 2020	Sep 30, 2020	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2020
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	884,518	1,208,514	1,287,139	1,309,693	192,897	2,513,701	3,805,346	560,467
Enterprise cloud services	114,450	181,587	246,081	409,101	60,254	265,881	836,769	123,243
Others	2,822	862	1,535	10,049	1,480	3,131	12,446	1,833

Total revenues	1,001,790	1,390,963	1,534,755	1,728,843	254,631	2,782,713	4,654,561	685,543

Cost of revenues	(983,046)	(1,320,192)	(1,454,011)	(1,615,945)	(238,003)	(2,829,327)	(4,390,148)	(646,599)

Gross profit (loss)	18,744	70,771	80,744	112,898	16,628	(46,614)	264,413	38,944
Operating expenses:
Selling and marketing expenses	(87,309)	(87,968)	(109,775)	(96,802)	(14,257)	(219,140)	(294,545)	(43,382)
General and administrative expenses	(55,491)	(75,977)	(170,421)	(91,338)	(13,453)	(151,403)	(337,736)	(49,743)
Research and development expenses	(155,853)	(195,650)	(230,828)	(167,590)	(24,683)	(423,685)	(594,068)	(87,497)

Total operating expenses	(298,653)	(359,595)	(511,024)	(355,730)	(52,393)	(794,228)	(1,226,349)	(180,622)

Operating loss	(279,909)	(288,824)	(430,280)	(242,832)	(35,765)	(840,842)	(961,936)	(141,678)
Interest income	17,291	10,095	20,937	24,414	3,596	66,976	55,446	8,166
Interest expense	—	(1,884)	(1,791)	(3,940)	(580)	(4,925)	(7,615)	(1,122)
Foreign exchange (loss) gain	(81,882)	(40,144)	(2,883)	117,714	17,337	(95,714)	74,687	11,000
Changes in fair value of financial instruments	—	198	—	2,825	416	—	3,023	445
Other (expense) income, net	(3,781)	(5,259)	(4,342)	515	76	9,807	(9,086)	(1,338)

Loss before income taxes	(348,281)	(325,818)	(418,359)	(101,304)	(14,920)	(864,698)	(845,481)	(124,527)
Income tax expense	(2,311)	(5,829)	(1,697)	(4,033)	(594)	(6,993)	(11,559)	(1,702)

Net loss	(350,592)	(331,647)	(420,056)	(105,337)	(15,514)	(871,691)	(857,040)	(126,229)
Less: net (loss) income attributable to noncontrolling interests	—	(306)	117	196	29	—	7	1

Net loss attributable to Kingsoft Cloud Holdings Limited	(350,592)	(331,341)	(420,173)	(105,533)	(15,543)	(871,691)	(857,047)	(126,230)
Accretion to redemption value of redeemable convertible preferred shares	—	(19,768)	—	—	—	—	(19,768)	(2,912)

Net loss attributable to ordinary shareholders	(350,592)	(351,109)	(420,173)	(105,533)	(15,543)	(871,691)	(876,815)	(129,142)

Net loss per share:
Basic and diluted	(0.39)	(0.39)	(0.19)	(0.03)	(0.00)	(0.98)	(0.42)	(0.06)
Shares used in the net loss per share computation:
Basic and diluted	894,711,200	898,305,836	2,218,943,950	3,153,524,558	3,153,524,558	886,714,057	2,098,997,211	2,098,997,211
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	126,033	51,349	683	(277,166)	(40,822)	140,665	(225,134)	(33,159)

Comprehensive loss	(224,559)	(280,298)	(419,373)	(382,503)	(56,336)	(731,026)	(1,082,174)	(159,388)
Less: Comprehensive (loss) income attributable to noncontrolling interests	—	(306)	117	196	29	—	7	1

Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(224,559)	(279,992)	(419,490)	(382,699)	(56,365)	(731,026)	(1,082,181)	(159,389)
Accretion to redemption value of redeemable convertible preferred shares	—	(19,768)	—	—	—	—	(19,768)	(2,912)

Comprehensive loss attributable to ordinary shareholders	(224,559)	(299,760)	(419,490)	(382,699)	(56,365)	(731,026)	(1,101,949)	(162,301)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Sep 30, 2019	March 31, 2020	Jun 30, 2020	Sep 30, 2020	Sep 30, 2020
	RMB	RMB	RMB	RMB	US$
Gross profit	18,744	70,771	80,744	112,898	16,628
Adjustments:
– Share-based compensation expenses	1,817	3,426	3,009	1,858	274
Adjusted gross profit	20,561	74,197	83,753	114,756	16,902

	Three Months Ended
	Sep 30, 2019	March 31, 2020	Jun 30, 2020	Sep 30, 2020
Gross margin	1.9%	5.1%	5.3%	6.5%
Adjusted gross margin	2.1%	5.3%	5.5%	6.6%

	Three Months Ended
	Sep 30, 2019	March 31, 2020	Jun 30, 2020	Sep 30, 2020	Sep 30, 2020
	RMB	RMB	RMB	RMB	US$
Net Loss	(350,592)	(331,647)	(420,056)	(105,337)	(15,514)
Adjustments:
– Share-based compensation expenses	22,981	43,084	175,148	57,339	8,445
– Foreign exchange loss (gain)	81,882	40,144	2,883	(117,714)	(17,337)
– Changes in fair value of financial instruments	—	(198)	—	(2,825)	(416)
– Other expense (income), net	3,781	5,259	4,342	(515)	(76)
Adjusted net loss	(241,948)	(243,358)	(237,683)	(169,052)	(24,898)
Adjustments:
– Interest income	(17,291)	(10,095)	(20,937)	(24,414)	(3,596)
– Interest expense	—	1,884	1,791	3,940	580
– Income tax expense	2,311	5,829	1,697	4,033	594
– Depreciation and amortization	154,919	206,362	219,227	159,199	23,447
Adjusted EBITDA	(102,009)	(39,378)	(35,905)	(26,294)	(3,873)

	Three Months Ended
	Sep 30, 2019	March 31, 2020	Jun 30, 2020	Sep 30, 2020
Net loss margin	-35.0%	-23.8%	-27.4%	-6.1%
Adjusted net loss margin	-24.2%	-17.5%	-15.5%	-9.8%
Adjusted EBITDA Margin	-10.2%	-2.8%	-2.3%	-1.5%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Sep 30, 2019	Sep 30, 2020	Sep 30, 2020
	RMB	RMB	US$
Net cash used in operating activities	(127,444)	(103,510)	(15,245)
Net cash generated from (used in) investing activities	148,980	(1,037,103)	(152,749)
Net cash generated from financing activities	437	1,770,098	260,707
Effect of exchange rate changes on cash and cash equivalents	(26,325)	(73,469)	(10,821)
Net increase in cash and cash equivalents	21,973	629,485	92,713
Cash and cash equivalents at beginning of period	1,745,868	3,310,487	487,582
Cash and cash equivalents at end of period	1,741,516	3,866,503	569,474